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                                                                   EXHIBIT 8.1


                                December 12, 2000



M&T Bank Corporation
One M&T Plaza
Buffalo, NY   14203

Ladies and Gentlemen:

      You have requested our opinion as to certain federal income tax consequences of the proposed merger (the "Merger") of Premier National Bancorp Inc. ("Premier") with and into Olympia Financial Corp. ("Olympia"), a wholly owned subsidiary of M&T Bank Corporation ("M&T").


      In preparing our opinion, and with your permission, we have assumed that
(1) the Merger will be consummated in accordance with the terms, conditions and other provisions of the Agreement and Plan of Reorganization by and among Premier, M&T and Olympia, dated as of July 9, 2000 (the "Reorganization Agreement"), the Agreement and Plan of Merger by and between Premier and Olympia and joined in by M&T, dated as of July 9, 2000, as amended on October 26, 2000 (as amended, the "Plan of Merger"), and the Option Agreement, (1) and
(2) all of the factual information, descriptions, representations and assumptions set forth or referred to (a) in this letter (an advance copy of which has been provided to you), (b) in the Reorganization Agreement, the Plan of Merger and the Option Agreement (the "Agreements"), (c) in letters to us from M&T and Olympia dated December 12, 2000, and from Premier dated December 12, 2000 (the "Letters"), and (d) in the Proxy Statement-Prospectus prepared in connection with the Merger, are accurate and complete and will be accurate and complete as of the effective time of the Merger (the "Effective Time").


      In our examination of such materials, we have assumed the genuineness of all signatures, the legal capacity of all natural persons, the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as copies, and the authenticity of the originals of such documents. We have not independently verified any factual matters relating to the Merger in connection with or apart from our preparation of this opinion. Accordingly, our opinion does not


------------------------
(1) Terms not otherwise defined in this letter shall have the meanings assigned to them in the Reorganization Agreement.





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M&T Bank Corporation
December 12, 2000
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take into account any matters not set forth herein which might have been disclosed by independent verification.





                                   OPINION

      Based on the foregoing, and subject to the qualifications and other matters set forth herein, it is our opinion that for federal income tax purposes:

      1. The Merger will be treated as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code");

      2. M&T, Premier and Olympia will each be a party to the reorganization within the meaning of Section 368(b) of the Code;

      3. No gain or loss will be recognized by M&T, Olympia or Premier as a result of the Merger (except for amounts resulting from any required change in accounting methods or any income or deferred gain recognized under the relevant consolidated return regulations);

      4. Premier shareholders who receive M&T common stock in exchange for all of their shares of Premier common stock will not recognize any gain or loss with respect to shares of M&T common stock received (except with respect to cash received instead of a fractional share interest in M&T common stock);

      5. Each Premier shareholder who receives M&T common stock and cash (other than cash instead of a fractional share interest in M&T common stock) in exchange for the shareholder's shares of Premier common stock will recognize the gain, if any, realized by the shareholder, in an amount not in excess of the amount of cash received (other than cash received instead of a fractional share interest in M&T common stock), but will not recognize any loss on the exchange;

      6. Each Premier shareholder's aggregate tax basis in any shares of M&T common stock received in the transaction (including fractional shares that are deemed to have been received and then redeemed) will be the same as the aggregate tax basis of the shares of Premier common stock surrendered by such shareholder for the M&T common stock, decreased by the amount of any cash received (other than cash received instead of a fractional share interest in M&T common stock) by the shareholder and increased by the amount of


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M&T Bank Corporation
December 12, 2000
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           income or gain recognized by the shareholder in the exchange (which does not include gain recognized in respect of fractional shares that are deemed to have been received and then redeemed); and

      7. Each Premier shareholder's holding period in any shares of M&T common stock received in the transaction (including any fractional shares that are deemed to have been received and then redeemed) will, in each instance, include the period during which the shares of Premier common stock surrendered in exchange therefor were held, provided that such shares of Premier common stock were held as capital assets by the shareholder at the Effective Time.

      This opinion may not apply to a Premier shareholder that is subject to special treatment under the Code, such as a shareholder that is a financial institution, an insurance company, a dealer in securities or foreign currencies, a trader in securities, a tax-exempt organization, a person who holds shares of Premier common stock in an individual retirement account
(IRA), 401(k) plan or similar tax-favored account, a person who acquired shares of Premier common stock pursuant to the exercise of an employee stock option or otherwise as compensation or a person who holds shares of Premier common stock as part of a hedge, straddle, conversion or constructive sale transaction.

      Our opinion is limited to the foregoing federal income tax consequences of the Merger, which are the only matters as to which you have requested our opinion, and you must judge whether the matters addressed herein are sufficient for your purposes. We do not address any other federal income tax consequences of the Merger or other matters of federal law and have not considered matters (including state or local tax consequences) arising under the laws of any jurisdiction other than matters of federal law arising under the laws of the United States.

      Our opinion is based on the understanding that the relevant facts are, and will be, as of the Effective Time, as set forth or referred to in this letter. If this understanding is incorrect or incomplete in any respect, our opinion could be affected.

      Our opinion is also based on the Code, Treasury Regulations, case law, and Internal Revenue Service rulings as they now exist. These authorities are all subject to change and such change may be made with retroactive effect. We can give no assurance that after any such change, our opinion would not be different. Moreover, our opinion is not binding on the Internal Revenue Service or the courts.



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M&T Bank Corporation
December 12, 2000
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      We undertake no responsibility to update or supplement this opinion.
This opinion letter is being rendered to M&T in connection with the Merger. Only M&T may rely on this opinion letter, and only with respect to the Merger described herein.

      We hereby consent to the filing with the Securities and Exchange Commission of this opinion as an exhibit to the Registration Statement on Form S-4 and to the reference to our firm under the heading "THE MERGER - Certain Federal Income Tax Consequences" in the Proxy Statement-Prospectus contained therein. In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933.


                                Very truly yours,



                                 /s/ Arnold & Porter


                                 ARNOLD & PORTER